2/2

04012503

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manson Creek Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 3874 FISCAL YEAR 9-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/4/04

MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of Manson Creek Resources Ltd. (the "Corporation") will be held at the offices of the Corporation, Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Wednesday, the 18th day of February, 2004, at 10:00 a.m. (Calgary time) for the following purposes, namely:

1. to receive and consider the financial statements of the Corporation for the year ended September 30, 2003 and the auditors' report thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation's 2003 Stock Option Plan dated for reference January 16, 2003, and as described in the Corporation's Management Proxy Circular dated January 9, 2004; and

5. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Every registered holder of common shares ("Shares") of the Corporation at the close of business on January 9, 2004 (the "Record Date") is entitled to receive notice of, and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed Share certificates or otherwise establishes that he owns the Shares and demands, not later than ten days before the Meeting, that he be entitled to vote such Shares at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 9th day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"James Devonshire"
James Devonshire, President, Director
and Chief Executive Officer

MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7
TEL.: (403) 233-0464

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Manson Creek Resources Ltd. (the "Corporation" or "Manson") for use at the Annual & Special Meeting of the holders of common shares ("Common Shares") of the Corporation (the "Shareholders") to be held at the offices of the Corporation at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, February 18, 2004, commencing at 10:00 a.m. (Calgary time) (the "Meeting"), for the purposes set forth in the Notice of Annual & Special Meeting (the "Notice") accompanying this Management Proxy Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation. Unless otherwise stated, information contained herein is given as of January 9, 2004.

Appointment of Proxyholders

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is January 9, 2004 (the "Record Date"). Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting. Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope. **All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.**

The persons designated in the instrument of proxy are directors or officers of the Corporation. **A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.** To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) with the Corporation's Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions. The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. **In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.** At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 15,370,402 Common Shares were issued and outstanding as fully paid and non-assessable.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the instrument of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(c) have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(d) less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Manson Creek Resources Ltd., Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.**

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of January 9, 2004, only the following corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of the Corporation:

Name and Address	Number of Common Shares	Percentage of Issued Common Shares
CDG Investments Inc.[(1)] Suite 500, 926 - 5th Ave. S.W. Calgary, Alberta T2P 0N7	4,899,048	32%

Note:

(1) CDG Investments Inc. is a public company and its shares are listed and posted for trading on the OTCBB (CDGEF). The President, Chief Executive Officer and a Director of CDG Investments Inc. is Mr. James Devonshire, who is also the President, Chief Executive Officer and a Director of Manson.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The financial statements of the Corporation for the year ended September 30, 2003 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Election of Directors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below. The number of directors to be elected at the Meeting has been fixed at five. It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation, unless his office is earlier vacated. All of the nominees are currently members of the board of directors of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors. Management is not currently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since	Number of Common Shares Beneficially Owned and Controlled[(2) (3)]
James Devonshire Director and President[(1)] *Calgary, Alberta*	Self employed Chartered Accountant and Management Consultant. Director and President of CDG Investments Inc. and Northern Abitibi Mining Corp.; Chairman and CEO of Tyler Resources Inc.; Director and Secretary/Treasurer of Parton Capital Inc.	March 31, 1997	60,000
Jean Pierre Jutras Director and Vice-President *Calgary, Alberta*	Self-employed Professional Geologist. President and Chief Operating Officer of Tyler Resources Inc. and Vice-President and Director of Northern Abitibi Mining Corp.	October 4, 2000	217,500
Dr. Shane Ebert, Phd Director[(1)] *Burnaby, British Columbia*	Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU) University of British Columbia. President of Hot Spring Gold Corporation and consulting geologist 1996 to present.	March 29, 2001	4,000
Regan Chernish Director *Calgary, Alberta*	Self-employed Professional Geologist. From 1997 to 2001 Project Geologist for Diavik Diamond Mines Inc. Worked as a Geologist for Giant Gold Mine for 1997 and for Covello, Bryan and Associates from 1993 to 1997. Vice-President Exploration Tyler Resources Inc.	March 21, 2002	Nil
Pauline Woodrow Director[(1)] *Prince Rupert, British Columbia*	Businesswoman	October 5, 1993	64

Notes:

(1) The Corporation does not have an Executive Committee. Under applicable corporate legislation, the Corporation is required to have an Audit Committee, the members of which are Mr. Devonshire, Dr. Ebert and Ms. Woodrow.

(2) Does not include options held by Directors and/or Nominees as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
James Devonshire	225,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007
Jean Pierre Jutras	225,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007
Shane Ebert	150,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007
Regan Chernish	100,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007
Pauline Woodrow	100,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007

(3) The information as to the number of Common Shares beneficially owned, not being within the knowledge of Manson, has been furnished by the respective nominees.

Appointment of Auditors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the reappointment of Grant Thornton LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation. Grant Thornton LLP is the current auditor of the Corporation and was originally appointed in April 1983.

APPROVAL OF STOCK OPTION PLAN

In August of 2002, the TSX Venture Exchange ("TSXV") adopted a new stock option policy whereby all Tier 2 Corporations must implement and approve yearly a stock option plan. In accordance with this policy, the Corporation adopted a 2003 Stock Option Plan on January 16, 2003, which was approved by the Shareholders at the Annual & Special Meeting held on March 18, 2003. The Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation.

Under the Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of the Corporation at the time the options are granted. Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of the Corporation. Options issued pursuant to the Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of the Corporation and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Corporation and within 30 days for any optionee engaged in investor relations activitities. In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change in control of the Corporation, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

The approval by Shareholders requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting.

A total of 1,455,000 options have been granted under the 2003 Plan and these options have been granted to directors, officers and employees/consultants of the Corporation (at exercise prices of $0.10 and $0.11 per Common Share).

The text of the resolution regarding this matter is as follows:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Corporation's 2003 Stock Option Plan, dated for reference January 16, 2003 and described in the Corporation's Management Proxy Circular dated January 9, 2004, be and is hereby ratified and approved."

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the 2003 Stock Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended September 30, 2003, there were three Executive Officers of the Corporation who received, in the aggregate, cash remuneration of $64,000. Such compensation was paid to the individual or their controlled corporation in consideration for consulting services provided and billed on an hourly or per diem basis.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's President and Chief Executive Officer (the "Named Executive Officer"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended September 30.

		Annual Compensation			Long-term Compensation			
Name and Principal Position	**Year Ended Sept. 30**	**Salary[1] ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/ Granted (#)**	**Restricted Shares/Units Awarded (#)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
James Devonshire	2003	4,700	Nil	Nil	-	Nil	Nil	Nil
Chief Executive	2002	2,500	Nil	Nil	70,000	Nil	Nil	Nil
Officer/President	2001	2,400	Nil	Nil	225,000	Nil	Nil	Nil

Notes:

(1) Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officer. All amounts appearing hereunder represent the annual total of hourly billings from the individual's controlled corporation.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Stock Option Plan

See "Approval of Stock Option Plan" on page 5 of this Management Proxy Circular for a summary of the 2003 Stock Option Plan.

Options/SARs Granted During the Most Recently Completed Financial Year

No stock options or stock appreciation rights were granted to the Named Executive Officer during the financial year ended September 30, 2003.

Aggregated Option/SAR Exercised During the Year Ended September 30, 2003 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2003 and options exercised by the Named Executive Officer during the financial year ended September 30, 2003:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2003 (#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2003[(1)] ($)	
			Exercisable	Unexercisable	Exercisable[(1)]	Unexercisable
James Devonshire	Nil	Nil	295,000	Nil	Nil	Nil

Note:

(1) Calculated as the difference in the market value of the securities underlying the options at September 30, 2003 and the exercise price.

Table of Option and SARs Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officer for the financial year ended September 30, 2003 have been cancelled or expired.

Report on Executive Compensation

The Corporation does not have a compensation committee. The Board of directors as a whole, which includes Messrs. Devonshire, Jutras and Chernish, is responsible for approving all compensation paid by the Corporation to its directors and senior officers. Messrs. Devonshire, Jutras and Chernish do not vote with respect to compensation matters affecting them.

The Corporation compensates its Executive Officers primarily on the basis of the amount of time and effort they devote to the Corporation's affairs. Factors such as the Corporation's financial position and the price of its Common Shares are also taken into account. The objectives of the policy are to provide a level of cash compensation equivalent or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

The consulting services of the Executive Officers are remunerated at rates ranging from $375 to $840 per diem payable to the Executive Officers or corporations controlled by the Executive Officers for time devoted by them to the Corporation's business. In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the Executive Officer's level of responsibility within the Corporation and the exercise price of options granted in the past.

The compensation level for the Chief Executive Officer is determined in the same manner as for other Executive Officers.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS:

Jean Pierre Jutras
James Devonshire
Shane Ebert
Pauline Woodrow
Regan Chernish

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Corporation and any executive officer. There are no compensatory plans or arrangements with any executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

The Corporation has no standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors. However, each director who is not otherwise a full time employee of the Corporation is eligible to receive stock options of the Corporation.

MANAGEMENT AND CONSULTING CONTRACTS

Remuneration for the corporate geological and administrative services of James Devonshire (President, Chief Executive Officer and Director), Jean Pierre Jutras (Vice-President and Director) and Regan Chernish (Director), is paid to their respective controlled companies, Kingslea Financial Corp., 635280 Alberta Ltd. and 916165 Alberta Ltd. The services of Mr. Devonshire, Mr. Jutras and Mr. Chernish are billed through their companies at $105 per hour, $400 per diem and $300 per diem respectively. Shari Difley (Chief Financial Officer) and Shane Ebert (Director) are paid directly at $375 and $350 per diem respectively for administrative and geological services performed respectively.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the directors and officers of Manson, any proposed management nominee for election as a director of Manson or any associate of any director, officer or proposed management nominee is or has been indebted to Manson at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Management Proxy Circular, none of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2003 Financial Year or in any proposed transaction which, in either case, has or will materially affect the Corporation and none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation that will materially affect the Corporation.

CDG Investments Inc. ("CDG"), owns 32% of the Corporation's issued and outstanding common shares. CDG charged the Corporation $22,000 for direct administrative supplies and services during fiscal 2003.

The Corporation sublet office space to CDG and companies related by virtue of certain common officers and directors for aggregate consideration of $63,000 during fiscal 2003.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Management Proxy Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors, the appointment of auditors or the approval of the 2003 Stock Option Plan.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated the 9th day of January, 2004.

"James Devonshire"	"Shari Difley"
JAMES DEVONSHIRE PRESIDENT, CHIEF EXECUTIVE OFFICER & DIRECTOR	SHARI DIFLEY CHIEF FINANCIAL OFFICER

MANSON CREEK RESOURCES LTD.

2003
Annual Report

President's Message

Manson Creek Resources Ltd. is looking forward to 2004 with optimism due to significantly improved market conditions across the metal sector which will help Manson advance its existing projects and allow it to acquire new advanced stage projects.

Manson's main activity in the recent months has been the generation of a new copper-gold project. Continued project evaluations are still ongoing to generate or acquire a relatively advanced stage project which can be brought forward with further low cost mapping and expansion drilling. Manson's treasury is in the position of allowing an acquisition and the first pass work that could bring a good project to the drill stage. Both Canadian and International projects are being considered.

Manson's land position in the Yukon remains in good standing. This includes the Tanner zinc sedex project, the Nad nickel, copper, gold project and the JRS polymetallic VMS and gold project. Developed at a grassroots stage during a time of very low commodity prices and poor markets, these projects are sufficiently advanced to potentially attract a partner. The Nad nickel project, although at a grassroots stage, is one of only a few new nickel exploration projects. The nickel price is currently at multi-year highs and is showing no signs of weakness for the foreseeable future.

On Tanner, a small program of mapping, prospecting and sampling work is planned for 2004 in areas of very high historical geochemical sampling results, many of which exceeded 10% zinc in first pass soil and stream sediment sampling and which remain unexplained. In order to fully consolidate the Tanner property, the Option to Purchase Agreement was exercised in 2003 resulting in Manson Creek's 100% ownership of the Tanner property. With increasing zinc prices, the right geological environment, and many elements indicating the presence of a large mineralized system, Tanner may be brought forward with the generation of new drill targets. For this exercise, Manson Creek will do its utmost to benefit from government programs in support of the mining industry in the Yukon.

Respectufully submitted on
behalf of the Board of Directors

James Devonshire
President

NAD Property

Manson Creek Resources Ltd. 100%

The Nad Property consists of 157 claims covering 3,282 hectares (8,107 acres). The claims were originally staked to cover ground prospective for high grade small silver-lead-zinc type deposits such as found on the Craig Property. Continued exploration has shifted the focus to other deposit types in the area.

Since 1998 and 1999, the discovery of sulphide bearing shales as well as large masses of sulphide bearing silica or listwaenites with anomalous values of copper (to 6.85%), gold (to 20.37 g/t), silver and zinc indicate new styles of mineralization other than those previously identified on Craig. An extensive volcanic complex has now been mapped on the NAD property and the new copper-gold mineralization is now recognized to occur at the volcano-sedimentary interface, a typical VMS type setting. Ongoing field work on the NAD Property in 2001 as well as airborne geophysical survey results, have resulted in outlining extensive nickel-bearing komatiitic flows, which are lithological units and nickel mineralization styles previously unrecorded in the area. Proterozoic komatiite districts have been the site of numerous discoveries and mining activity across the world including such areas as Raglan, the Thompson Belt (Manitoba) and the Kambalda district (Australia). Large areas of anomalous stream sediment sampling anomalous in nickel, copper and cobalt, combined with previously unrecognized propitious geology indicate potential for a nickel rich sulphide discovery in this area.

JRS Property

Manson Creek Resources Ltd. 100%

The JRS Property was staked in 2001 as part of a mapping and airborne geophysical surveying program which focused on a previously largely unexplored area with extremely high stream sediment geochemistry. At this time the Property consists of 25 claims within a context similar to that of the Marg VMS deposit located some 25 Km to the South West.

Drilling at JRS in 2002 intersected significant anomalous concentrations of gold, silver, copper and zinc mineralization associated with syngenetic disseminated to massive sulphides in a geological environment similar to that of the Marg deposit. Additional showings of gold-silver bearing quartz veins in shales were also found and documented on the Property. These occurred in areas of previously recognized mineralization as well as in drill core, some 2.4 kilometers from the known surface gold showings, indicating that the gold system may be much more widespread on the Property than previously anticipated. Gold and silver grades in veins were found to be as high as 4.27 g/t Gold and 10.6 g/t silver in grab samples in areas of relatively poor surface exposure. The gold bearing vein system, as well as the syngenetic polymetallic mineralization known to date remain open in all directions.

TANNER Property

Manson Creek Resources Ltd. 100%

The Tanner Property consists of 114 claims. The Property is considered prospective for the discovery of silver-lead-zinc rich sedex deposits similar to those found at Red Dog or Howard's Pass. Shallow core drilling in 2002 over an open 4 Km long airborne geophysical conductivity anomaly resulted in the discovery of important, locally mineralized synsedimentary breccias as well as bedded semi massive to massive sulphides. These occurrences contained anomalous concentrations of gold, silver, zinc and a suite of other elements typically enriched in sedex style environments. The second shallow drill hole stopped in a thick sequence of bedded barite, sequences which are commonly known to occur on top of mineralized massive sulphide lenses.

The 2002 drill program led to the staking of additional claims to cover an area of some 8 kilometers to the east of the drill area in an area with similar geology. These new claims cover previously unexplained, historical soil and stream geochemical values locally in excess of 10% zinc. This area of high geochemical values is scheduled to be further explored in 2004.

MANSON CREEK RESOURCES LTD.
Financial Statements
September 30, 2003

Auditors' Report

To the Shareholders of
Manson Creek Resources Ltd.

We have audited the balance sheets of Manson Creek Resources Ltd. as at September 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Calgary, Alberta
December 13, 2003

Grant Thornton LLP
Chartered Accountants

Manson Creek Resources Ltd.
Balance Sheets

September 30		2003		2002
Assets				
Current				
Cash and cash equivalents	$	**311,056**	$	328,136
Accounts receivable		**8,408**		112,648
Due from related parties (Note 6)		**30,454**		6,208
Prepaids		**11,434**		9,721
		361,352		456,713
Investments and other assets (Note 3)		**28,653**		32,241
Mineral properties and equipment (Note 4)		**958,989**		1,295,598
	$	**1,348,994**	$	1,784,552
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**35,291**	$	34,599
Due to related parties (Note 6)		**9,855**		5,412
		45,146		40,011
Shareholders' Equity				
Capital Stock (Note 5)		**7,019,199**		7,110,533
Contributed Surplus (Note 5)		**91,334**		-
Deficit		**(5,806,685)**		(5,365,992)
		1,303,848		1,744,541
	$	**1,348,994**	$	1,784,552

On behalf of the Board

"Jean Pierre Jutras" ________________ Director
Jean Pierre Jutras

"James Devonshire" ________________ Director
James Devonshire

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Operations and Deficit

Years Ended September 30	2003	2002
Revenue		
Interest	$ **6,799**	$ 12,670
Expenses		
General and administrative	**94,825**	96,183
Professional fees	**8,993**	9,917
Reporting to shareholders	**8,722**	13,198
Stock exchange and transfer agent fees	**7,937**	6,481
Depreciation	**1,867**	5,258
	122,344	131,037
Loss for the year before the undernoted	**(115,545)**	(118,367)
Gain on sale of assets	**-**	8,243
Write-down of investments	**-**	(34,099)
Proceeds on disposal of mineral properties In excess of carrying cost	**7,500**	-
Abandonments and write-down of mineral properties	**(332,648)**	(8,808)
Net loss	**(440,693)**	(153,031)
Deficit, beginning of year	**(5,365,992)**	(5,212,961)
Deficit, end of year	$ **(5,806,685)**	$ (5,365,992)
Loss per share:		
Basic and diluted	$ **(0.03)**	$ (0.01)
Weighted average number of shares outstanding:		
Basic and diluted	**15,398,895**	15,570,402

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Cash Flows

Years Ended September 30	2003	2002
Increase (decrease) in cash and cash equivalents		
Operating activities		
Interest received	$ 6,799	$ 12,670
Cash operating expenses	(133,534)	(123,351)
	(126,735)	(110,681)
Financing activities		
Exploration incentives received	134,446	45,000
Investing activities		
Mineral property additions	(34,947)	(385,096)
Proceeds on sale of mineral properties	7,500	-
Proceeds on sale of investments	2,656	-
	(24,791)	(385,096)
Decrease in cash and cash equivalents	(17,080)	(450,777)
Cash and cash equivalents,		
Beginning of year	328,136	778,913
End of year	$ 311,056	$ 328,136

Supplementary Information:
No cash was expended on interest or taxes during the years ended September 30, 2003 and September 30, 2002.

See accompanying notes to the financial statements.

1. Nature of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of the properties, where necessary, and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

2. Summary of significant accounting policies

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents

Cash and cash equivalents includes bank and brokerage deposits and term deposits with maturities equal to or less than 90 days.

c) Mineral properties and equipment

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned, or management determines that there is a permanent and significant decline in value, the related costs are charged to operations. The Company views the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other that temporary decline in value.

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Equipment is recorded at cost net of depreciation calculated on a declining balance basis at rates ranging from 20% to 30%

d) Flow-through common shares
Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) Joint interest operations
Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds some interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

f) Investments
Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

g) Foreign currency translation
Foreign currency denominated monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Revenue and expense items are translated at average exchange rates for the period. Foreign exchange gains or losses are included in the determination of net earnings for the period.

h) Financial instruments
The fair market values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest, currency, or credit risks *arising from these financial instruments.*

i) Reclamation costs
The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

j) Income taxes
Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

k) Earnings (Loss) per share
Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

l) **Stock-Based Compensation**

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the year ended September 30, 2003, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

m) **Government incentives**

Through its exploration in the Yukon, the Company has benefited from refundable exploration tax credits and grants. These incentives are not repayable provided that they apply to qualifying expenditures. The incentives reduce the mineral property costs to which they pertain in the year that the qualifying expenditures are incurred or when eligibility becomes apparent, whichever is later.

3. Investments and other assets

	2003	2002
Investments (market value $20,000; 2002 – $26,000)	$ 22,412	$ 26,000
Long-term prepaids	6,241	6,241
	$ 28,653	$ 32,241

4. *Mineral properties and equipment*

2003 Exploration and development expenditures:	Total	Yukon				Unstaked Property And Other
		NAD	Rusty/ KLA	Tanner	JRS	
Balance September 30, 2002	**$1,205,419**	**$509,119**	**$274,721**	**$204,191**	**$215,352**	**$ 2,036**
Geological consulting	25,375	2,207	872	9,003	410	12,883
Project field costs and miscellaneous	10,059	564	-	3,086	1,689	4,720
Exploration incentives	(43,446)	(1,746)	(11,300)	(15,600)	(14,800)	-
Abandonments and write-downs	(283,932)	-	(264,293)		-	(19,639)
Balance September 30, 2003	**913,475**	**510,144**	**-**	**200,680**	**202,651**	**-**
Property acquisition costs:						
Balance September 30, 2002	81,873	22,991	40,982	15,190	885	1,825
Costs incurred	5,918	9	1,165	-	-	4,744
Abandonments and write-downs	(48,716)	-	(42,147)	-	-	(6,569)
Balance September 30, 2003	**39,075**	**23,000**	**-**	**15,190**	**885**	**-**
Total mineral properties September 30, 2003	**$952,550**	**$533,144**	**$ -**	**$215,870**	**$203,536**	**$ -**
Equipment	12,209					
Accumulated depreciation	(5,770)					
Total mineral properties and equipment September 30, 2003	**$958,989**					

4. Mineral properties (continued)

2002 Exploration and development expenditures:	Total	Unstaked Property and Other				
		Nad	Rusty/ KLA	Tanner	JRS	Unstaked Property and Other
Balance September 30, 2001	**$929,267**	**$501,671**	**$203,525**	**$102,935**	**$120,505**	**$ 631**
Geological consulting	75,809	8,698	17,738	21,495	20,032	7,846
Project field costs and miscellaneous	78,286	1,750	21,008	30,480	23,681	1,367
Drilling	65,602	-	12,983	26,026	26,593	-
Aircraft and fuel	155,263	-	43,467	56,255	55,541	-
Yukon Mineral Exploration Tax Credit	(91,000)	(3,000)	(24,000)	(33,000)	(31,000)	-
Write-offs	(7,808)	-	-	-	-	(7,808)
Balance September 30, 2002	**1,205,419**	**509,119**	**274,721**	**204,191**	**215,352**	**2,036**
Property acquisition costs:						
Balance September 30, 2001	71,259	22,991	40,875	5,610	286	1,497
Costs incurred	11,614	-	107	9,580	599	1,328
Write-offs	(1,000)	-	-	-	-	(1,000)
Balance September 30, 2002	**81,873**	**22,991**	**40,982**	**15,190**	**885**	**1,825**
Total mineral properties September 30, 2002	**$1,287,292**	**$532,110**	**$315,703**	**$219,381**	**$216,237**	**$ 3,861**
Equipment	12,209					
Accumulated depreciation	(3,903)					
Total mineral properties and equipment September 30, 2002	**$1,295,598**					

Yukon

The Company has a 100% interest in claims in the Yukon properties of Tanner, NAD, JRS and Rusty/KLA. Pursuant to an acquisition agreement regarding the Tanner property, and subject to an extension, the Company made the final property payment of $10,000 on November 10, 2003.

Impaired Mineral Properties

During the year ended September 30, 2003 management determined that exploration results from the Rusty/KLA property did not warrant further exploration and the property was written-off. Costs incurred to investigate a potential exploration property were also written-off.

5. Capital stock

a) Authorized:

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

b) Common shares issued:

	Number of Shares	Stated Value
Balance, September 30, 2001 and September 30, 2002	15,570,402	$ 7,110,533
Escrow shares cancelled	(200,000)	(91,334)
Balance September 30, 2003	15,370,402	$ 7,019,199

The Escrow shares were cancelled for no consideration. The average carrying value of the shares of $91,334 reduced capital stock and increased contributed surplus.

c) Outstanding options

Expiry Date	Number of Shares 2003	Number of Shares 2002	Price
May 29, 2007	455,000	455,000	$ 0.11
July 19, 2006	1,000,000	1,000,000	$ 0.10
	1,455,000	1,455,000	

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.

d) Option Transactions

	Number of Options	Weighted-average Exercise Price
As at September 30, 2001	1,175,000	$ 0.13
Granted	455,000	$ 0.11
Expired or cancelled	(175,000)	$ 0.33
As at September 30, 2002 and September 30, 2003	1,455,000	$ 0.10

6. Related party transactions

CDG Investments Inc., (CDG), a Company related by virtue of certain common officers and directors; officers of the Company, and corporations in which certain of the Company's officers and directors are shareholders, provided services, billing the amounts presented below for the respective fiscal years.

	2003	2002
Geological	$ 28,000	$ 72,000
Direct administrative	58,000	56,000
	$ 86,000	$ 128,000

6. Related party transactions (continued)

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties. The related party payables are due to CDG with respect to administrative charges.

The Company sublet office space to companies related by virtue of certain common officers and directors. The aggregate base rent and operating costs charged to the Companies was $63,000 during the year, (2002- $83,000). The related party receivables pertain to rent receivables, all of which were received subsequent to year-end.

7. Income taxes

a) Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2003	2002
Computed expected tax recovery at a combined Provincial and Federal rate of 38% (2002 – 39.8%)	$ (167,000)	$ (61,000)
Effect on income taxes resulting from:		
Non-recognition of losses and future tax benefits for financial statement purposes	167,000	61,000
Future income tax recovery	$ -	$ -

The net future income tax asset at September 30, 2003 is comprised of:

	at 38%
Income tax values in excess of book values of mineral properties and equipment	$ 986,000
Investments with tax values exceeding book values	12,000
Non-capital losses carried forward	138,000
Future income tax asset before valuation allowance	1,136,000
Valuation allowance	(1,136,000)
Future income tax asset	$ -

b) The Company has incurred losses for income tax purposes of approximately $363,000 the related future benefit of which has not been recognized in the financial statements. Unless sufficient taxable income is earned in future years these losses will expire in 2005, ($6,000), 2006 ($23,000), 2007 ($55,000), 2008 ($58,000), 2009 ($109,000), and 2010 ($112,000).

c) The Company has the following approximate amounts available that may be deducted, at the annual rates indicated, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$ 2,701,000	100%
Canadian development expense	352,000	30%
Foreign exploration and development expense	444,000	10%
Undepreciated capital cost	56,000	20-30%
	$ 3,553,000	

8. Commitment

Effective January 1, 2002, the Company entered into a five-year contract to lease office space. Concurrent with entering into the lease agreement, the Company entered into sublease agreements with three companies related by virtue of certain common officers and directors. Pursuant to the sublease agreements, the sublessors will, in aggregate, be committed to pay 75% of base rent and lease operating costs for the duration of the office lease. The following summarizes the Company's base rent commitments for the ensuing five fiscal years:

2004	$48,600
2005	$48,600
2006	$48,600
2007	$12,200
2008	$ -

9. Comparative Figures

Certain comparative amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

Corporate Information

Head Office:

Suite 500, 926-5th Avenue S.W.
Calgary, Alberta, T2P 0N7
Ph: 403-233-0464
Fax: 403-266-2606

Legal Counsel:

TingleMerrett LLP
1250 Standard Life Building
639-5th Avenue S.W.
Calgary, Alberta, T2P 0M9

Directors:

Shane Ebert
James Devonshire
Jean Pierre Jutras
Pauline Woodrow
Regan Chernish

Bank:

HSBC Bank of Canada
333-5th Avenue S.W.
Calgary, Alberta, T2P 3B6

Officers:

James Devonshire, *President*
Jean Pierre Jutras, *Vice-President*
Shari Difley, *Chief Financial Officer*
Barbara O'Neill, *Secretary*

Auditors:

Grant Thornton LLP
Suite 1000, 112-4th Avenue S.W.
Calgary, Alberta, T2P 0H3

Audit Committee:

Shane Ebert
James Devonshire
Pauline Woodrow

Listed:

TSX Venture Exchange

Transfer Agent & Registrar:

CIBC Mellon Trust Company
600, 333-7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Symbol:

MCK

Website:

www.manson.ca

Email:

inquiries@manson.ca